

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Friedhelm Blobel
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, California 94404

      Re: SciClone Pharmaceuticals, Inc.
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed April 1, 2013
                   File No. 000-19825

Dear Mr. Blobel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief